Quotient Limited

Elizabeth House, 9 Castle Street

St Helier, JE2 3RT, Jersey, Channel Islands

August 14, 2015

VIA EDGAR AND FACSIMILE

Jeffrey P. Riedler

Mail Stop 3010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Request for Acceleration of Effectiveness
Quotient Limited
Registration Statement on Form S-3
(File No. 333-206026)

Dear Mr. Riedler

Pursuant to Rule 461 under General Rules and Regulations under the Securities Act of 1933, as amended, Quotient Limited (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Monday, August 17, 2015, or as soon thereafter on such date as practicable. The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance US LLP, Attention: Alejandro E. Camacho and Per B. Chilstrom, 31 West 52nd Street, New York, New York 10019 (fax: 212-878-8375).

Very truly yours,

Quotient Limited

By:	/s/ Stephen Unger
Name:	Stephen Unger
Title:	Chief Financial Officer

cc:	Alejandro E. Camacho, Clifford Chance US LLP
Per B. Chilstrom, Clifford Chance US LLP